Exhibit 99.8

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2010 of OPTI Canada Inc. of our report dated February 9, 2011, relating to the financial statements and the which appear in this Annual Report.

Chartered Accountants
Calgary, Alberta
February 9, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.